Exhibit 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the year ended
	March 31, 2007
Including Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$(31,415)
Plus:
Fixed Charges (excluding capitalized interest)	119,879

Total Earnings	$88,464

Fixed Charges:
Interest expensed and capitalized	$118,905
Amortized premiums, discounts, and capitalized expenses related to indebtedness	179
An estimate of the interest component within rental expense	795

Total Fixed Charges before preferred dividends	119,879

Preferred dividends	8,325
Ratio of pre tax income to net income	0.842
	.

Preferred dividend factor	7,010

Total fixed charges and preferred stock dividends	$126,889

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A	)

Excluding Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$(31,415)
Plus:
Fixed Charges (excluding capitalized interest)	77,091

Total Earnings	$45,676

Fixed Charges:
Interest expensed and capitalized	$76,117
Amortized premiums, discounts, and capitalized expenses related to indebtedness	179
An estimate of the interest component within rental expense	795

Total Fixed Charges before preferred dividends	77,091

Preferred dividend factor	7,010

Total fixed charges and preferred stock dividends	$84,101

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A	)

(A)	Due to the Company’s pre-tax loss the ratio coverage was less than 1:1.